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                                                                    EXHIBIT 23.3

-----Original Message-----
From: Michael Shirer [mailto:mshirer@idc.com]
Sent: Monday, April 19, 2004 2:15 PM
To: cleung@wrhambrecht.com
Subject: IDC Permission Approval

Catherine,

In response your request to include IDC data in the Lindows prospectus, IDC has approved the use of the the following references, both of which were reviewed by IDC vice presidents.

For references 1 and 2, please use the following, which is a slight modification of what was originally submitted and includes the report reference.

     "According to IDC, worldwide client operating system revenues were $10.4 billion in 2002. IDC data shows Microsoft captured 96.1% of this revenue through its Microsoft Windows products during the same period." (Source:
     IDC Worldwide Client and Server Operating Environments Forecast, 2002-2007, IDC #30159.)

For the third and fourth references, your original quote was acceptable, but we would prefer that you source the numbers to the most recent IDC Worldwide PC Tracker.

     "International and emerging markets are increasingly important to the personal computer operating system industry. According to IDC, the value of personal computers sold into the U.S. has declined as a percentage of the worldwide personal computer market from 38.9% in 2000 to 32.0% in 2003." (Source: IDC Worldwide PC Tracker, March 2004)

I hope this makes sense. If not, please give me a call and I'll answer any questions you may have. I also sent this by fax.

                                        /s/ Mike Shirer
                                        Corporate Communications Manager
                                        IDC

                                        [Manual signature dated July 15, 2004]